D-30846

02025877

FORM 6-K

P.E. 3/19/02

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Northern Rock plc
(Translation of Registrant's name into English)

Northern Rock House
Gosforth
Newcastle upon Tyne
England
NE3 4PL
(Address of principal executive offices)

PROCESSED
MAY 08 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F

Form 20-F ...√...   Form 40-F .....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......   No ...√...

RECEIVED
MAR 19 2002
354

INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

Northern Rock plc
(Registrant)

Date: 4 March 2002

By: ______________________________

Name: C Jobe
Title: Company Secretary

37405.

NORTHERN ROCK PLC

EMPLOYEE SHARE OPTION SCHEME

Northern Rock plc (the Company) announces that on 1 March 2002 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 40,750 Ordinary 25p Shares (Shares) in the Company to individuals who had exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees in June 1998) at £6.79 per Share. The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

During the period 11 January 2002 to 22 February 2002, 277,983 Shares were transferred to individuals who had exercised share options granted to them under the Company's share option scheme at prices ranging between £6.48 and £6.79 per Share.

Following these transactions, the Northern Rock Employee Trust holds a total of 3,021,770 Shares representing 0.717% of the Company's issued share capital.

4/3/02